Exhibit 11.0

Computation of per Share Earnings

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
Net Income	$1,279,071	$1,473,972	$2,933,000	$2,710,737

Average shares outstanding	2,072,583	1,965,742	2,058,975	1,965,742

Basic earnings per share	$0.62	$0.75	$1.42	$1.38

Net Income	$1,279,071	$1,473,972	$2,933,000	$2,710,737

Average shares outstanding	2,072,583	1,965,742	2,058,975	1,965,742
Net effect of dilutive stock options	57,209	31,020	65,446	31,020

Adjusted shares outstanding	2,129,792	1,996,762	2,124,421	1,996,762

Basic earnings per share	$0.60	$0.74	$1.38	$1.36